

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2021

Brett R. Whitmire
Chief Financial Officer
DIODES INCORPORATED
4949 Hedgcoxe Road, Suite 200
Plano, Texas 75024

Re: **DIODES INCORPORATED**
Form 10-K for the Year Ended December 31, 2020
Filed February 22, 2021
File No. 002-25577

Dear Mr. Whitmire:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing